January 19, 2024

RE:	Ecofin Tax-Exempt Private Credit Fund, Inc.

Form N-CSR for the fiscal year ended September 30, 2023, filed on December 8, 2023

File No. 811-23318

VIA EDGAR

Kenneth Ellington

United States Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Mr. Ellington:

This letter sets forth the response of Ecofin Tax-Exempt Private Credit Fund, Inc. (the “Company”) to the comment of the staff of the Securities and Exchange Commission (the “Staff”) received on a telephone call on January 8, 2024, relating to the above-referenced filing. To assist your review, we have retyped the text of the Staff’s comment in italics below and provided the Company’s response thereto immediately below the comment.

Form N-CSR for the Fiscal Year Ended September 30, 2023

1.	Please explain why the fund has not stated that it follows the accounting and reporting requirements of investment companies under ASC 946 (ASC 946-10-50-1).

In response to the Staff’s comment, the Company will expand the disclosure in future filings of its annual and semi-annual Form N-CSR reports to clarify that it does follow the accounting and reporting requirements of investment companies under ASC 946. The following is an excerpt from Note 2. Significant Accounting Policies from the Company’s Form N-CSR. The new text, to be added in future filings, is presented in blue/underlined font.

2. Significant Accounting Policies

The Fund is an investment company and follows accounting and reporting guidance under Financial Accounting Standards Board Accounting Standards Codification (“ASC”) Topic 946, “Financial Services-Investment Companies.” The following is a summary of significant accounting policies followed by the Fund in the preparation of its financial statements. These policies are in conformity with generally accepted accounting principles in the United States of America (“GAAP”).

If you should have any questions regarding the item discussed in this response letter, please contact me at badams@tortoiseecofin.com, or, in my absence, Courtney Gengler, the Company’s Principal Financial Officer at cgengler@tortoiseecofin.com.

Sincerely,

/s/ P. Bradley Adams
P. Bradley Adams
Chief Executive Officer

cc:	Rajib Chanda, Simpson Thacher & Bartlett LLP

Benjamin Wells, Simpson Thacher & Bartlett LLP

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